Exhibit 99.1

Ferrari N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 14, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on September 1, 2026, as the third tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/09/2026	7,000	356.1103	2,492,772.10	—	—	—	—	7,000	356.1103	2,492,772.10
08/09/2026	7,600	352.6602	2,680,217.52	—	—	—	—	7,600	352.6602	2,680,217.52
09/09/2026	7,100	348.7243	2,475,942.53	6,207	402.7436	2,499,829.53	2,145,408.11	13,307	347.2872	4,621,350.64
10/09/2026	7,400	351.9514	2,604,440.36	—	—	—	—	7,400	351.9514	2,604,440.36
11/09/2026	7,400	353.7805	2,617,975.70	—	—	—	—	7,400	353.7805	2,617,975.70
Total	36,500	352.6397	12,871,348.21	6,207	402.7436	2,499,829.53	2,145,408.11	42,707	351.6228	15,016,756.32

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 11, 2026, the total invested consideration has been:
•Euro 20,807,256.73 for No. 58,800 common shares purchased on the EXM
•USD 7,999,733.07 (Euro 6,887,538.65*) for No. 19,548 common shares purchased on the NYSE.

As of September 11, 2026 the Company held in treasury No. 1,669,152 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 0.94% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.71% of the then total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until September 11, 2026, the Company has purchased a total of 1,779,532 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 538,452,100.59.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Ferrari Media & PR
Email: media@ferrari.com
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